SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 2)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                            (Name of Subject Company)


                         Meridian Insurance Group, Inc.
                         ------------------------------
                      (Name of Person(s) Filing Statement)


                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   589644-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  Norma J. Oman
                             Chief Executive Officer
                         Meridian Insurance Group, Inc.
                           2955 North Meridian Street
                        Indianapolis, Indiana 46208-4788
                                 (317) 931-7000
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                 with copies to:

                               Stephen J. Hackman
                                   Ice Miller
                               One American Square
                                    Box 82001
                        Indianapolis, Indiana 46282-0002
                                 (317) 236-2100

     This  Amendment  No.  2  (the  "Amendment")   amends  and  supplements  the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission on September 11, 2000, by Meridian Insurance Group, Inc., an Indiana corporation (the "Company" or "MIGI").

     The original filing on Schedule 14D-9 related to a tender offer announced on or about August 30, 2000 and filed with the Commission on August 30, 2000 under cover of a statement on Schedule TO (the "Offer") by Meridian Insurance Group Acquisition Corporation ("Bidder"), an Illinois corporation and wholly-owned subsidiary of American Union Insurance Company ("Parent" or "AUIC"). Parent is an Illinois stock insurance company that is 50% owned by Gregory M. Shepard ("Shepard"). Shepard is also Chairman of the Board and President of AUIC. The original Offer was for the purchase of all of the outstanding shares of Common Stock of MIGI at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000, and the related Letter of Transmittal. Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-9.

     On September 18, 2000, the Bidder, American Union Financial Corporation, Gregory M. Shepard and Tracy M. Shepard (collectively the "Bidders"), filed Amendment No. 2 to the Schedule TO relating to the Offer. According to Amendment No. 2, the Offer has been amended in certain material respects by a Supplement thereto dated September 18, 2000 (such Supplement, together with the Offer, the "Amended Offer"), including but not limited to: (i) the number of shares sought to be purchased under the Offer has been reduced to 2,985,769 Shares; (ii) the price per share to be paid under the Offer has been increased to $25 per Share, net to the Seller in cash, without interest thereon; (iii) the financing contingency to the obligations of the Bidders has been removed; (iv) the expiration date of the Offer has been extended; and (v) the Bidders disclosed in the Supplement that they no longer intend to cause the Company to effect a second-step merger or similar transaction in order to acquire 100% of the Company's shares following the conclusion of the Offer, contrary to the statement in the Offer that they intended to cause such a second-step merger to occur.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

     "At a special meeting of the Board of Directors of the Company (the "Board") held on September 21, 2000, the Board considered the terms of the Amended Offer. As a result of the meeting the Board unanimously concluded that the Amended Offer is not in the best interests of the Company and the Company's shareholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE AMENDED OFFER AND NOT TENDER ANY SHARES TO THE BIDDERS.

     In reaching the determination and recommendation set forth above, the Board considered numerous factors, including, without limitation the following:

     (1) The Board's belief that, based on Shepard's history and experience in the insurance industry, it would be contrary to the best interests of the Company's shareholders, employees, agents and policyholders and detrimental to the long-term financial viability of the Company and its insurance company subsidiaries for Shepard to gain control of the Company. Among the significant concerns noted by the Board was Shepard's involvement in the recent insolvency of Illinois HealthCare Insurance Company ("Illinois HealthCare"). The Amended Offer states that Shepard was Chairman and Chief Executive Officer of Illinois HealthCare, an Illinois life, accident and health insurance company with health maintenance organization authority, from its founding in 1997 to June 30, 2000, when it voluntarily entered into an order of liquidation with the Illinois Department of Insurance. Shepard was also the majority shareholder of Illinois HealthCare during its brief existence. On September 1, 2000, The Indianapolis Star reported that the Illinois HealthCare insolvency left 26,000 policyholders in Indiana, Illinois and Ohio without insurance coverage, and required insurance guaranty funds in Indiana, Illinois and Ohio to cover health claims owed to policyholders.

          This factor has achieved even greater significance in light of the terms of the Amended Offer. Given that the Amended Offer is only a partial offer for less than 100% of the Company's Shares, shareholders who did not tender their Shares or holders of Shares not purchased in the Amended Offer would become minority shareholders in a company controlled by Shepard.

     (2) The Board's belief that the Amended Offer may have a negative impact on the marketability of the Shares that are not purchased by the Bidders under the Amended Offer. If the Amended Offer is successful, the number of Shares available for trading in the public market by persons other than the Bidders and Meridian Mutual will be significantly reduced, which the Board believes would adversely affect the Shares' price and liquidity.

     (3) The Board's belief that the Amended Offer is subject to certain conditions that will not be satisfied, and, therefore, the Amended Offer will not succeed. According to the Amended Offer, there are significant uncertainties and contingencies associated with the Amended Offer, including conditions which (i) are in the sole discretion of the Bidders, (ii) are subject to external events not directly related to the Company or (iii) are not within the control of the Company or the Bidders. Included among these contingencies are the following conditions:

          (a) Shares representing at least 50.1% of the voting securities of the Company (including for this purpose Shares already owned by Shepard but not tendered under the Offer) must have been tendered and not withdrawn before the expiration of the Offer ("Minimum Condition"). The Board believes that the holders of a majority of the Company's Shares do not support the Amended Offer. Meridian Mutual, which holds approximately 48.5% of the outstanding Common Stock, and the Company's directors and executive officers, who in the aggregate hold approximately two percent of the Common Stock, have advised the Board they will not tender their Shares in response to the Amended Offer. The Shares owned by the shareholders described above represent more than 50% of the outstanding Common Stock. Consequently, the Board concluded that the Minimum Condition will not be satisfied.

          (b) The Company's preferred share purchase rights must be redeemed by the Company at the redemption price of $.005 per right (the "Rights Redemption Condition"). The Board has not taken any action to redeem the preferred share purchase rights in response to the Amended Offer and does not intend to do so. Therefore, the Rights Redemption Condition will not be satisfied.

          (c) The Bidders must have obtained all insurance regulatory approvals necessary for their acquisition of control of the Company and its insurance subsidiaries on terms and conditions satisfactory to the Bidders, in their sole discretion. Based in part on Shepard's involvement in the recent insolvency of Illinois Healthcare Insurance Company and the harm caused thereby to policyholders in Indiana, Illinois and Ohio (see paragraph 1, above), the Board believes it is unlikely that the Bidders will receive the regulatory approvals required to satisfy this condition. Shepard was the Chairman, Chief Executive Officer and majority shareholder of Illinois Healthcare from the time it was founded until it commenced voluntary liquidation proceedings.

     (4) The Board's belief that no operational, financial or other synergies would result from an acquisition of the Company by the Bidders. As disclosed in the Offer, AUIC has only six (6) employees, and AUIC's total premiums earned in 1999 were less than $5.6 million.

     (5) The Board's belief that the Amended Offer is an attempt by Shepard, through AUIC and the Bidder, to capture for himself the future growth in revenues, net income and cash flow that are expected to be realized from the implementation of the Board's long-term strategies.

     (6) The destabilizing effect that the Board believes a successful Amended Offer would have on the employees, agents and policyholders of the Company and the Company's affiliated insurance companies. The Board believes that Shepard's control of the Company would create significant uncertainties with respect to the future direction of the Company and its relationships with employees, agents and policyholders, particularly in view of his history and experience in the insurance industry, some of which is discussed above.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Amended Offer. In reaching its determination, the Board did not consider whether the increased price per share offered for a reduced number of Shares under the Amended Offer was adequate or fair to shareholders from a financial point of view. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that the Company's shareholders reject the Amended Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.

     In light of the above factors, the Board has determined that the Amended Offer is not in the best interests of the Company and the Company's shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE AMENDED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     To the best of the Company's knowledge after reasonable inquiry, none of the Company's executive officers or directors currently intends to tender to the Bidders the Shares held of record or beneficially owned by such persons. Meridian Mutual, the Company's largest shareholder, has advised the Company that it does not intend to tender any of its Shares in response to the Amended Offer.

     A copy of a letter to Shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are attached as Exhibits E and F hereto, respectively, and are incorporated herein by reference.

ITEM 9.   EXHIBITS

          Exhibit A   Letter to Shareholders, dated September 11, 2000.*

          Exhibit B   Press  release  issued by the Company, dated September 11,
                      2000.*

          Exhibit C   Excerpted  Sections  of  MIGI's  Proxy  Statement,   dated
                      April  3,  2000, relating  to  MIGI's  Annual  Meeting  of
                      Shareholders.*

          Exhibit D   Opinion of A.G. Edwards  & Sons, Inc., dated  September 8,
                      2000.*

          Exhibit E   Form of Letter to Shareholders, dated September 22, 2000.

          Exhibit F   Press release issued by the Company, dated  September  22,
                      2000.

-------------------
* Previously filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          September 22, 2000              -------------------------------------
                                          Norma J. Oman
                                          President and Chief Executive Officer

September 22, 2000


Dear Shareholders,

On September 18, 2000, Gregory M. Shepard ("Shepard") and his brother Tracy M. Shepard, through Meridian Insurance Group Acquisition Corporation and its parent, American Union Insurance Company, amended their tender offer to buy shares of Meridian Insurance Group, Inc. (the "Company" or "MIGI") and extended the offer's expiration date until October 20, 2000. You should soon be receiving in the mail a copy of the amended materials, including a Supplement dated September 18, 2000. Among other changes, Shepard has increased the offer price from $20 to $25 per share and has eliminated the financing condition from the offer.

Shepard's offer, however, no longer seeks to purchase all of MIGI's outstanding stock. Instead, the amended offer obligates Shepard to buy only 2,985,769 shares, which is a number that Shepard calculates will result in his acquisition of 50.1% of the fully diluted shares of MIGI when consolidated with Shepard's current stockholdings. In the event that more shares are tendered than Shepard's group is obligated to buy, Shepard would buy a pro-rata portion of the shares tendered by each tendering shareholder and return the unpurchased shares.

Further, in the original offering documents, Shepard stated that, if he acquired control of MIGI pursuant to the offer, he would then cause the Company to merge with one of his companies in a transaction in which all MIGI shares not already owned by him would be acquired at the same price as was offered in the original offer. Under the amended offer, Shepard states that he no longer intends to cause this second-step merger to occur.

AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE AMENDED OFFER ARE NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS SHAREHOLDERS. ACCORDINGLY, YOUR BOARD RECOMMENDS THAT YOU REJECT THE AMENDED OFFER AND NOT TENDER ANY OF YOUR SHARES.

The Board of Directors continues to believe that it would not be in the best interests of the Company or its shareholders, employees, agents and policyholders, and would be detrimental to the long-term viability of the Company, for Shepard to obtain control of the Company in light of Shepard's past history and experience in the insurance industry. Specifically, the Board is concerned with Shepard's involvement in the recent insolvency of Illinois HealthCare Insurance Company, as noted in our letter to you dated September 11, 2000.

Questions concerning Shepard's past history and experience in the insurance industry achieved even greater significance in connection with the Board's consideration of the terms of the amended offer due to the abandonment by Shepard of his plans to acquire all shares of MIGI. Shepard now plans to acquire only 50.1% of the outstanding shares, with the result that all holders who (as a result of the proration provisions of the offer or otherwise) retained MIGI shares following the offer would become minority shareholders in a company controlled by Shepard. Further, in that event, the number of shares available for trading in the public market by persons other than Shepard and his affiliates and Meridian Mutual would be significantly reduced, which the Board believes would have a negative effect on share prices and stock market liquidity for holders of the shares.

The Board considered a number of other factors in connection with reaching its determination to recommend rejection of the terms of the amended offer. For a complete description of other reasons that were considered by the Board of Directors, we urge you to read carefully the enclosed copy of Amendment No. 2 to the Company's Schedule 14D-9 so that you will be fully informed as to the Board's recommendation. As stated in that Amendment No. 2, one factor that the Board did not consider in connection with forming its recommendation was whether the increased price per share, offered for only a limited number of shares, was adequate or fair to shareholders from a financial point of view.

In our last letter, we advised you that the Company had received communications from Meridian Mutual and from various individual executive officers and directors of the Company who, in the aggregate, hold more than 50% of the Company's outstanding shares, indicating that they did not support the offer and will not tender their shares. Meridian Mutual and its executive officers and directors have indicated to the Company that they do not support the amended terms and that they do not intend to tender their shares under the amended offer. Therefore, the Board continues to believe that Shepard's offer will not gather tenders of a sufficient number of shares to permit him to meet the Minimum Condition set forth in his offer.

As we did just two weeks ago, we again recommend that you reject the offer and recommend that you do not tender your shares.

We thank you for your continued support and confidence.

Sincerely,



Norma J. Oman
President and Chief Executive Officer

Enclosure

FOR IMMEDIATE RELEASE

Contact:     Steven R. Hazelbaker
             Executive Vice President and Chief Operating Officer
             (317) 931-7269


         HOLDERS OF A MAJORITY OF MERIDIAN INSURANCE GROUP, INC. SHARES
            AGAIN REJECT HOSTILE OFFER; BOARD UNANIMOUSLY RECOMMENDS
                    REJECTION OF AMENDED HOSTILE TENDER OFFER

Indianapolis,  IN, September 22, 2000--Meridian  Insurance Group, Inc., (Nasdaq:
MIGI) announced today that MIGI's largest shareholder, Meridian Mutual Insurance Company, and MIGI's executive officers and directors (who in the aggregate beneficially own more than half of MIGI's outstanding stock) have again indicated to MIGI's Board of Directors that they will not tender their shares in response to the recently amended unsolicited tender offer for the Company's shares. It is a condition to the offer that the bidder obtains 50.1% of MIGI's fully diluted shares.

MIGI also announced that its Board of Directors met on September 21, 2000 and unanimously recommended that MIGI's shareholders reject the amended offer.

On September 18, 2000, Gregory M. Shepard and his brother Tracy M. Shepard, through Meridian Insurance Group Acquisition Corporation and its parent, American Union Insurance Company, amended their hostile tender offer that was commenced by offering documents dated August 31, 2000. In response to the amended offer, Norma J. Oman, President and Chief Executive Officer of MIGI is sending a letter to the shareholders on behalf of the Board of Directors summarizing the reasons for the Board's recommendation not to tender any of their shares. The text of that letter follows:


     September 22, 2000

     Dear Shareholders,

     On September 18, 2000, Gregory M. Shepard ("Shepard") and his brother Tracy
     M. Shepard, through Meridian Insurance Group Acquisition Corporation and its parent, American Union Insurance Company, amended their tender offer to buy shares of Meridian Insurance Group, Inc. (the "Company" or "MIGI") and extended the offer's expiration date until October 20, 2000. You should soon be receiving in the mail a copy of the amended materials, including a Supplement dated September 18, 2000. Among other changes, Shepard has increased the offer price from $20 to $25 per share and has eliminated the financing condition from the offer.

     Shepard's offer, however, no longer seeks to purchase all of MIGI's outstanding stock. Instead, the amended offer obligates Shepard to buy only 2,985,769 shares, which is a number that Shepard calculates will result in his acquisition of 50.1% of the fully diluted shares of MIGI when consolidated with Shepard's current stockholdings. In the event that more shares are tendered than Shepard's group is obligated to buy, Shepard would buy a pro-rata portion of the shares tendered by each tendering shareholder and return the unpurchased shares.

     Further, in the original offering documents, Shepard stated that, if he acquired control of MIGI pursuant to the offer, he would then cause the Company to merge with one of his companies in a transaction in which all MIGI shares not already owned by him would be acquired at the same price as was offered in the original offer. Under the amended offer, Shepard states that he no longer intends to cause this second-step merger to occur.

     AFTER  CAREFUL  CONSIDERATION,  YOUR  BOARD OF  DIRECTORS  HAS  UNANIMOUSLY
     DETERMINED THAT THE TERMS OF THE AMENDED OFFER ARE NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS SHAREHOLDERS. ACCORDINGLY, YOUR BOARD RECOMMENDS THAT YOU REJECT THE AMENDED OFFER AND NOT TENDER ANY OF YOUR SHARES.

     The Board of Directors continues to believe that it would not be in the best interests of the Company or its shareholders, employees, agents and policyholders, and would be detrimental to the long-term viability of the

     Company, for Shepard to obtain control of the Company in light of Shepard's past history and experience in the insurance industry. Specifically, the Board is concerned with Shepard's involvement in the recent insolvency of Illinois HealthCare Insurance Company, as noted in our letter to you dated September 11, 2000.

     Questions concerning Shepard's past history and experience in the insurance industry achieved even greater significance in connection with the Board's consideration of the terms of the amended offer due to the abandonment by Shepard of his plans to acquire all shares of MIGI. Shepard now plans to acquire only 50.1% of the outstanding shares, with the result that all holders who (as a result of the proration provisions of the offer or otherwise) retained MIGI shares following the offer would become minority shareholders in a company controlled by Shepard. Further, in that event, the number of shares available for trading in the public market by persons other than Shepard and his affiliates and Meridian Mutual would be significantly reduced, which the Board believes would have a negative effect on share prices and stock market liquidity for holders of the shares.

     The Board considered a number of other factors in connection with reaching its determination to recommend rejection of the terms of the amended offer. For a complete description of other reasons that were considered by the Board of Directors, we urge you to read carefully the enclosed copy of Amendment No. 2 to the Company's Schedule 14D-9 so that you will be fully informed as to the Board's recommendation. As stated in that Amendment No. 2, one factor that the Board did not consider in connection with forming its recommendation was whether the increased price per share, offered for only a limited number of shares, was adequate or fair to shareholders from a financial point of view.

     In our last letter, we advised you that the Company had received communications from Meridian Mutual and from various individual executive officers and directors of the Company who, in the aggregate, hold more than 50% of the Company's outstanding shares, indicating that they did not support the offer and will not tender their shares. Meridian Mutual and its executive officers and directors have indicated to the Company that they do not support the amended terms and that they do not intend to tender their shares under the amended offer. Therefore, the Board continues to believe that Shepard's offer will not gather tenders of a sufficient number of shares to permit him to meet the Minimum Condition set forth in his offer.

     As we did just two weeks ago, we again recommend that you reject the offer and recommend that you do not tender your shares.

     We thank you for your continued support and confidence.

     Sincerely,

     Norma J. Oman
     President and Chief Executive Officer

Meridian Insurance Group, Inc. provides automobile, homeowners, farmowners, other personal lines of coverage, and commercial insurance. Meridian is licensed to write business in Arizona, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Minnesota, Missouri, North Dakota, Ohio, Pennsylvania, South Dakota, Tennessee, Utah, Virginia, Washington, Washington, D.C., and Wisconsin.


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